ClearingBid Inc.
(a Delaware Corporation)

Financial Statements
For the calendar year ended December 31, 2022 and 2023

Unaudited

Contents

Financial Statements

Unaudited

ClearingBid Inc

Balance Sheets
December 31, 2023 and 2022

	2023		2022	
Assets				
Current Assets				
Cash and cash equivalents	$	**2,352,833**	$	13,454
Accounts receivable		**-**		-
Prepaid expenses		**-**		-
Other current assets		**1,940**		-
Total current assets		**2,354,773**		13,454
Other Assets				
Intangibles, net		**816,586**		396,476
Platform		**3,443,115**		2,311,971
Total other assets		**4,259,701**		2,708,447
Investment in Subsidiaries		**122,793**		9,200
Total assets	$	**6,737,267**	$	2,731,101
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts payable	$	**1,091**	$	-
Credit cards		**-**		58,736
Accrued expenses		**32,771**		-
Payroll liabilities		**-**		5,062
Total current liabilities		**33,862**		63,798
Long-Term Liabilities				
Related party loans	$	**1,040,000**	$	1,040,000
Accrued interest		**232,353**		180,354
Total long-term liabilities		**1,272,353**		1,220,334
Total liabilities		**1,306,215**		1,284,152
Stockholders' Equity				
Additional paid-in capital - Common Stock	$	**2,901,970**	$	2,901,970
Additional paid-in capital - Preferred Stock		**3,199,236**		2,395,236
Additional paid-in capital - SAFE		**5,000,000**		-
Retained earnings		**(3,850,257)**		(3,007,406)
Net income/(loss)		**(1,819,897)**		(842,851)
Total stockholders' equity		**5,431,052**		1,446,949
Total liabilities and members' equity	$	**6,737,267**	$	2,731,101

See Notes to Financial Statements.   Unaudited

ClearingBid Inc

Income Statements
Years Ended December 31, 2023 and 2022

	2023	2022
Revenue		
Service Fee Income	$ -	$ -
Total revenue	-	-
Operating Expenses		
Advertising and marketing	110,527	23,540
General and administrative	72,099	29,929
Legal and professional services	692,872	82,479
Rent	15,036	38,200
Salaries and wages	683,998	409,230
Technology and development	41,483	36,311
Travel	57,360	30,471
Depreciation and amortization	43,115	23,954
Total operating expenses	1,716,490	674,114
Operating loss	(1,716,490)	(674,114)
Other Income (Expenses)		
Other income/(loss) from subsidiaries	(51,407)	(116,501)
Interest expense	(52,000)	(52,236)
Total other expenses	(103,407)	(168,737)
Net loss	$ (1,819,897)	$ (842,851)

See Notes to Financial Statements.   Unaudited

ClearingBid Inc

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2023 and 2022

	Additional Paid in Capital Common Stock	Additional Paid in Capital Preferred Stock	Additional Paid in Capital	Retained Earnings (Accumulated)	Total Stockholders' Equity
Balance as of December 31, 2021	**0**	**1,850,000**	**0**	**(3,007,406)**	**(1,157,406)**
Conversion	2,901,970				**2,901,970**
Issuance		545,236			**545,236**
Net loss				(842,851)	**(842,851)**
Balance, December 31, 2022	**2,901,970**	**2,395,236**	**0**	**(3,850,257)**	**1,446,949**
Conversion					**0**
Issuance		804,000	5,000,000		**5,804,000**
Net Income				(1,819,897)	**(1,819,897)**
Balance, December 31, 2023	**2,901,970**	**3,199,236**	**5,000,000**	**(5,670,154)**	**5,431,052**

See Notes to Financial Statements.   Unaudited

ClearingBid Inc

Statements of Cash Flows
Years Ended December 31, 2023 and 2022

	2023	2022
Cash Flows from Operating Activities		
Net loss	$ (1,819,897)	$ (842,851)
Adjustments to reconcile net loss to net cash		
provided by (used in) operating activities:		
Depreciation and amortization	43,115	23,954
Changes in operating assets and liabilities:		
Accounts receivable	-	-
Prepaid expenses	-	-
Other current assets	(1,940)	-
Accounts payable	1,091	-
Credit cards	(58,736)	42,587
Accrued expenses	32,771	-
Payroll liabilities	(5,062)	(18,660)
Net cash used in operating activities	(1,808,658)	(794,970)
Cash Flows from Investing Activities		
Patents	(463,225)	(302,557)
Platform	(1,131,144)	(947,848)
Subsidiaries	(113,593)	10,501
Net cash used in investing activities	(1,707,962)	(1,239,904)
Cash Flows from Financing Activities		
Repayment on Convertible Promissory Notes	51,999	(2,834,685)
Additional paid-in capital - Common Stock	-	2,901,920
Additional paid-in capital - Preferred Stock	804,000	530,000
Additional paid-in capital	5,000,000	-
Net cash provided by financing activities	5,855,999	597,235
Net change in cash	2,339,379	(1,437,639)
Cash, beginning	13,454	1,451,093
Cash, ending	2,352,833	$ 13,454
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for:		
Interest	$ -	$ -

See Notes to Financial Statements.   Unaudited

ClearingBid, Inc

Notes to Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

ClearingBid, Inc. was incorporated in the state of Delaware on April 5, 2012. The Company is a new public offering network which developed a price discovery tool yielding the true market price and provides broad, democratized distribution where individual or institutional investors can participate in the new issue process. The Company's headquarters are in Stamford, Connecticut.

Note 2. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies is as follows:

Basis of Presentation: The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties: The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk: The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances more than the federally insured limits.

Cash and Cash Equivalents: The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking and savings accounts.

Software Development: In accordance with FASB ASC 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized internal direct costs of material and services developed or obtained for software development projects. The Company has capitalized costs incurred for the development of software that will be sold, leased, or otherwise marketed when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead. Amortization of capitalized external software development costs begins when the product is available for general release to customers. Amortization is computed using the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be more than the net realizable value of the product are expensed immediately.

Organizational Costs: In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising and Marketing: The Company expenses advertising costs as they are incurred.

Note 3.   Patents

The Company capitalized expenses related to patents and amortizes the expense over a 20-year useful life. On December 31, 2023, and 2022 the balance consists of the following:

	2023	**2022**
Patent	$ 921,359	$ 458,134
Accumulated Amortization	(104,773)	(61,658)
Total	$ 816,586	$ 396,476

For the years ended December 31, 2023, and December 31, 2022, the Company had $43,115 and $23,954 of amortization expenses, respectively.

Note 4.   Software Development

During the years ended December 31, 2023, and December 31, 2022, the Company capitalized software development costs related to the Company's platform. The Company has not begun to amortize the balance as the platform has not become available for general release to customers. Capitalized software development costs on December 31, 2023, and 2022 consist of the following:

	2023	**2022**
External Software	$3,443,115	$2,311,971
Accumulated Amortization	-	-
Total	$3,443,115	$2,311,971

For the years ended December 31, 2023, and December 31, 2022, the Company had $43,115 and $23,954 of amortization expenses, respectively.

Note 5.   Related Party

From time to time, the Company enters into demand convertible promissory notes with founders. These notes accrue at 5% per annum. All unpaid principal and accrued interest shall be due and payable on demand made by the holder at any time after the loan date. As of December 31, 2023, and December 31, 2022, the Company had a total of $1,040,000 outstanding notes, with a total of $232,353 and $180,354 accrued interest, respectively

Note 6.   Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

Note 7.   Going Concern

These financial statements are prepared on a going-concern basis. The Company began operation in 2012 and has incurred a loss since its inception. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8.) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Note 8.   Crowdfunded Offering

The Company offered (the "Crowdfunded Offering") the sale of up to $5,000,000 in Simple Agreements for Future Equity ("SAFEs"). The Company raised $5,000,000 in this offering. The Crowdfunded Offering was made through WeFunder (the "Intermediary"). The Intermediary received a commission fee in this offering as an intermediary fee totaling $187,500.